                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

================================================================================

                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. __)*

                                     OZ.COM
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                      NONE
                                 (CUSIP NUMBER)

                              MICHEL CORDEAU, ESQ.
                     C/O MICROCELL TELECOMMUNICATIONS INC.
                1000, DE LA GAUCHETIERE STREET WEST, 25TH FLOOR
                        MONTREAL, QUEBEC, CANADA H3B 4W5
                                 (514) 397-9797
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                NOVEMBER 8, 2000
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.      None                   13D                          Page  2 of 13
                                                                   Pages

================================================================================
1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                Microcell Telecommunications Inc.
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                           (a)
                                                                           (b) X
--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*
                OO
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
                Canada
--------------------------------------------------------------------------------
7.        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
          SOLE VOTING POWER
                -0- Shares
--------------------------------------------------------------------------------
8.         SHARED VOTING POWER
                64,599,860 Shares (1)
--------------------------------------------------------------------------------
9.        SOLE DISPOSITIVE POWER
                -0- Shares
--------------------------------------------------------------------------------
10.       SHARED DISPOSITIVE POWER
                11,405,860 Shares (2)
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                64,599,860 Shares (1)
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                73.7% based on 87,599,996 shares of Common Stock outstanding as of the end of November 8, 2000
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*
                CO
================================================================================

(1) Includes 11,405,860 shares of Common Stock of OZ.COM (the "Issuer") owned directly by Microcell Capital II Inc. ("Microcell Capital"), a wholly-owned subsidiary of Microcell Telecommunications Inc. ("Microcell Telecommunications"), 34,597,000 shares of Common Stock of the Issuer held by Gudjon Mar Gudjonsson and 18,597,000 shares of Common Stock of the Issuer held by Skuli Mogensen, who, together with Microcell Capital, may constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, by virtue of the Shareholder Agreement, dated November 8, 2000, by and among the Issuer, Mr. Mogensen, Mr. Gudjonsson and Microcell Capital (the "Shareholder Agreement").

(2) Includes 11,405,860 shares of Common Stock of the Issuer owned directly by Microcell Capital.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.      None                   13D                          Page  3 of 13
                                                                   Pages

================================================================================
1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                Microcell Capital II Inc.
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                           (a)
                                                                           (b) X
--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*
                OO
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
                Canada
--------------------------------------------------------------------------------
7.        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
          SOLE VOTING POWER
                -0- Shares
--------------------------------------------------------------------------------
8.         SHARED VOTING POWER
                64,599,860 Shares (1)
--------------------------------------------------------------------------------
9.        SOLE DISPOSITIVE POWER
                -0- Shares
--------------------------------------------------------------------------------
10.       SHARED DISPOSITIVE POWER
                11,405,860 Shares
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                64,599,860 Shares (1)
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                73.7% based on 87,599,996 shares of Common Stock outstanding as of the end of November 8, 2000
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*
                CO
================================================================================

(1) Includes 34,597,000 shares of Common Stock of the Issuer held by Gudjon Mar Gudjonsson and 18,597,000 shares of Common Stock of the Issuer held by Skuli Mogensen, who, together with Microcell Capital, may constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, by virtue of the Shareholder Agreement.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

         This Schedule 13D is being filed on behalf of Microcell
Telecommunications and Microcell Capital with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of the Issuer beneficially owned by each of them.

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, $.01 par value per share, of the Issuer.

         The Issuer's principal executive offices are located at Snorrabraut 54, Reykjavik, Iceland IS-105. The Issuer's telephone number is 011 (354) 535-0000.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by Microcell Telecommunications, a corporation incorporated under the laws of Canada, and Microcell Capital, a corporation incorporated under the laws of Canada and a wholly-owned subsidiary of Microcell Telecommunications. The address of Microcell Telecommunications' principal office is 1000, de la Gauchetiere Street West, 25th Floor, Montreal, Quebec H3B 4W5, and of its principal business is 1250 Rene-Levesque Boulevard West, Suite 400, Montreal, Quebec H3B 4W8. Microcell Telecommunications' principal business is the design and deployment of wireless communications services. The address of Microcell Capital's principal office is 1000, de la Gauchetiere Street West, 25th Floor, Montreal, Quebec H3B 4W5, and of its principal business is 1250 Rene-Levesque Boulevard West, Suite 400, Montreal, Quebec H3B 4W8. Microcell Capital's principal business is to hold the investments of Microcell Telecommunications in private equity funds and in companies that develop and/or provide wireless telecommunications and Internet products and services.

         The name, residence or business address and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of the executive officers and directors of Microcell Telecommunications and Microcell Capital are set forth in Schedule 1 hereto and incorporated herein by reference.

         Neither Microcell Capital nor, to the best of Microcell Capital's knowledge, any of the directors or executive officers of Microcell Capital have been convicted in a United States criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         Neither Microcell Telecommunications nor, to the best of Microcell Telecommunications' knowledge, any of the directors or executive officers of Microcell Telecommunications have been convicted in a United States criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         During the last five years, neither Microcell Capital nor, to the best of Microcell Capital's knowledge, any of the directors or executive officers of Microcell Capital have been party to any civil proceeding of a United States judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

         During the last five years, neither Microcell Telecommunications nor, to the best of Microcell Telecommunications' knowledge, any of the directors or executive officers of Microcell Telecommunications have been party to any civil proceeding of a United States judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         See Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION.

         On November 8, 2000, the Issuer completed the acquisition (the "Acquisition") of all of the outstanding voting capital stock of MCE Holding Corporation. MCE Holding Corporation was a corporation created by Microcell Capital and Ericsson Canada Inc. ("Ericsson Canada") to hold all of the issued and outstanding capital stock of 3044016 Nova Scotia Company, a recently organized company based in Montreal, Canada, which was formed to develop mobile Internet applications for network operators in Canada. The Acquisition was structured as a stock-for-stock exchange in which the Issuer issued an aggregate of 16,475,131 shares of Common Stock to Microcell Capital and Ericsson Canada in exchange for all of the issued and outstanding stock of MCE Holding Corporation. Of the aggregate number of shares of Common Stock issued, 11,405,860 shares were issued to Microcell Capital in exchange for 69 common shares of the capital stock of MCE Holding Corporation pursuant to a Share Exchange Agreement between the Issuer and Microcell Capital dated November 8, 2000 (the "Microcell Capital Share Exchange Agreement"). Under the Share Exchange Agreement between Ericsson Canada and the Issuer dated November 8, 2000 (the "Ericsson Share Exchange Agreement"), the Issuer purchased 31 shares of MCE Holding Corporation held by Ericsson Canada in exchange for 5,069,271 shares of the Issuer.

         The Microcell Capital Share Exchange Agreement grants Microcell Capital the right, during the period from February 15, 2002 until April 15, 2002, to require the Issuer to repurchase the 11,405,860 shares delivered to Microcell Capital in connection with the Acquisition at the price of $4,500,000, if prior to February 15, 2002 the Issuer fails to complete a firmly underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), or a public offering in which the Issuer's shares are listed or designated for trading on any "designated offshore securities market" as such term is defined in Regulation S under the Securities Act, which offering, in either case, results in a market capitalization of not less than $225 million.

         In connection with the Acquisition, and in order to induce Microcell Capital to enter into the Microcell Capital Share Exchange Agreement, the Issuer, Microcell Capital and Gudjon Mar Gudjonsson and Skuli Mogensen, who are the founders and directors and officers of the Issuer (the "Founders"), entered into the Shareholder Agreement. The Shareholder Agreement gives Microcell Capital the right to participate in any sales of the Issuer's shares by either of the Founders and, with some exceptions, to purchase pro rata shares of the Issuer's securities offered by the Issuer. Furthermore, the Founders have agreed in the Shareholder Agreement to vote a sufficient number of their respective shares of Common Stock to enable a nominee chosen by Microcell Capital to sit on the board of directors of the Issuer. This agreement resulted in an increase of the then-current number of directors on the Issuer's board of directors from five to six. Accordingly, Microcell Capital and the Founders may be deemed to be members of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. The Shareholder Agreement will terminate upon the earlier of (i) Microcell Capital no longer owning any shares of the Common Stock, (ii) the occurrence of certain bankruptcy events relating to the Issuer and (iii) the consummation of a public offering that results in a market for the Issuer's shares where not less than 10% of the total outstanding shares is traded on the Nasdaq National Market or any "designated offshore securities market" as such term is defined in Regulation S under the Securities Act.

         The foregoing summaries of the Ericsson Share Exchange Agreement, the Microcell Capital Share Exchange Agreement and the Shareholder Agreement are not complete descriptions of the terms and conditions thereof and are qualified in their entirety by reference to the full text of the respective agreements, which are incorporated by reference herein.

         Neither Microcell Telecommunications nor Microcell Capital has any current plans or proposals that relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Microcell Capital beneficially owns 11,405,860 shares of Common Stock, which constitutes approximately 13.0% of the Common Stock outstanding as of November 8, 2000. Mr. Gudjonsson beneficially owns 34,597,000 shares of Common Stock, which constitutes approximately 39.5% of the Common Stock outstanding as of November 8, 2000. Mr. Mogensen beneficially owns 18,597,000 shares of Common Stock, which constitutes approximately 21.2% of the Common Stock outstanding as of November 8, 2000. Accordingly, by virtue of the Shareholder Agreement, pursuant to which the Founders have agreed to vote a sufficient number of their respective shares of Common Stock to enable a nominee chosen by Microcell Capital to sit on the board of directors of the Issuer, Microcell Capital may be deemed to beneficially own 64,599,860 shares of Common Stock, which represents approximately 73.7% of the Common Stock. The percentage of Common Stock indicated is based on 87,599,996 shares of Common Stock outstanding as of November 8, 2000. Except as expressly otherwise set forth in this statement, Microcell Capital disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Founders.

         As a result of its 100% ownership interest in Microcell Capital, Microcell Telecommunications may be deemed to beneficially own 11,405,860 shares of Common Stock owned directly by Microcell Capital and, by virtue of the Shareholder Agreement that Microcell Capital is a party to, 53,194,000 shares of Common Stock of the Issuer owned directly by the Founders, which, together, represents 73.7% of the Common Stock. The percentage of Common Stock indicated is based on 87,599,996 shares of Common Stock outstanding as of November 8, 2000. Except as expressly set forth in this statement, Microcell Telecommunications disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Founders.

         To the best knowledge of Microcell Capital, no director or executive officer of Microcell Capital owns or has any right to acquire, directly or indirectly, any Common Stock. To the best knowledge of Microcell
Telecommunications, no director or executive officer of Microcell
Telecommunications owns or has any right to acquire, directly or indirectly, any Common Stock.

         (b) (1) As a result of and subject to the terms of the Shareholder Agreement, pursuant to which the Founders have agreed to vote a sufficient number of their respective shares of Common Stock to enable a nominee chosen by Microcell Capital to sit on the board of directors of the Issuer, Mr. Mogensen and Microcell Capital share voting power with respect to the 18,597,000 shares of Common Stock of which Mr. Mogensen is the record owner. Other than as set forth in the Shareholder Agreement, Mr. Mogensen has sole voting and dispositive powers with respect to the foregoing shares, which constitute approximately 21.2% of the Common Stock outstanding as of November 8, 2000. Mr. Mogensen acquired the 18,597,000 shares prior to the filing by the Issuer on May 24, 2000 of the registration statement on Form 10-SB, as amended, with respect to the Common Stock.

                  (2) Mr. Gudjonsson shares voting power with Microcell Capital with respect to 34,597,000 shares of Common Stock as a result of and subject to the terms of the Shareholder Agreement, pursuant to which the Founders have agreed to vote a sufficient number of their respective shares of Common Stock to enable a nominee chosen by Microcell Capital to sit on the board of directors of the Issuer. Other than with respect to the Shareholder Agreement, Mr. Gudjonsson has sole voting and dispositive powers with respect to the foregoing shares, which constitute approximately 39.5% of the Common Stock outstanding as of November 8, 2000. In addition, Mr. Gudjonsson also may be deemed to be the beneficial owner of 100,000 shares of Common Stock issuable upon the conversion of 50,000 shares of Series A Preferred Stock presently held by him. Mr. Gudjonsson acquired the 34,697,000 shares beneficially owned by him prior to the filing by the Issuer on May 24, 2000 of the registration statement on Form 10-SB, as amended, with respect to the Common Stock.

                  (3) Under the terms of the Shareholder Agreement, pursuant to which the Founders have agreed to vote a sufficient number of their respective shares of Common Stock to enable a nominee chosen by Microcell Capital to sit on the board of directors of the Issuer, Microcell Capital has shared voting power with respect to 53,194,000 shares of Common Stock held by the Founders. In addition, Microcell Capital has shared voting and dispositive power with Microcell Telecommunications with respect to 11,405,860 shares of Common Stock of which Microcell Capital is the record owner, which constitutes approximately 13.0% of the Common Stock outstanding as of November 8, 2000.

                  (4) As a result of the Shareholder Agreement, pursuant to which the Founders have agreed to vote a sufficient number of their respective shares of Common Stock to enable a nominee chosen by Microcell Capital to sit on the board of directors of the Issuer and by virtue of its 100% ownership interest in Microcell Capital, Microcell Telecommunications has shared voting power with Microcell Capital with respect to

64,599,860 shares of Common Stock (constituting approximately 73.7% of the Common Stock outstanding as of November 8, 2000) and shared dispositive power with Microcell Capital with respect to 11,405,860 shares of Common Stock (constituting approximately 13.0% of the Common Stock outstanding as of November 8, 2000).

         (c) Except as described in Item 4, neither Microcell Capital nor any executive officer or director of Microcell Capital has effected any transactions in the Common Stock in the last 60 days. Except as described in Item 4, by virtue of its 100% ownership of Microcell Capital, neither Microcell Telecommunications nor any executive officer or director of Microcell Telecommunications has effected any transactions in the Common Stock in the last 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 4 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         EXHIBIT 7.1       Joint Filing Agreement

         EXHIBIT 7.2 Share Exchange Agreement, dated as of November 8, 2000, between OZ.COM and Microcell Capital II Inc. (incorporated by reference from Exhibit 2.1 to the Issuer's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2000).

         EXHIBIT 7.3 Shareholder Agreement, dated as of November 8, 2000, between OZ.COM, Skuli Mogensen, Gudjon Mar Gudjonsson and Microcell Capital II Inc. (incorporated by reference from Exhibit 10.8 to the Issuer's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2000).

         EXHIBIT 7.4 Share Exchange Agreement, dated as of November 8, 2000, between OZ.COM and Ericsson Canada Inc. (incorporated by reference from Exhibit 2.2 to the Issuer's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2000).

                                   SCHEDULE 1


                            MICROCELL CAPITAL II INC

                        DIRECTORS AND EXECUTIVE OFFICERS


       POSITION WITH                    NAME AND BUSINESS              CITIZENSHIP    PRESENT PRINCIPAL OCCUPATION OR
 MICROCELL CAPITAL II INC.                   ADDRESS                                   EMPLOYMENT INCLUDING THE NAME
                                                                                      (PRINCIPAL BUSINESS) AND ADDRESS
                                                                                        (IF DIFFERENT THAN BUSINESS
                                                                                            ADDRESS) OF EMPLOYER

I.   DIRECTOR

Director                     Andre Tremblay                             Canadian     President and Chief Executive
                             MICROCELL TELECOMMUNICATIONS INC.                       Officer of Microcell
                             1250 Rene-Levesque Blvd. West                           Telecommunications Inc.
                             Suite 400
                             Montreal, Quebec  H3B 4W8


  POSITION WITH MICROCELL               NAME AND BUSINESS              CITIZENSHIP    PRESENT PRINCIPAL OCCUPATION OR
      CAPITAL II INC.                        ADDRESS                                   EMPLOYMENT INCLUDING THE NAME
                                                                                      (PRINCIPAL BUSINESS) AND ADDRESS
                                                                                        (IF DIFFERENT THAN BUSINESS
                                                                                            ADDRESS) OF EMPLOYER

II.   EXECUTIVE OFFICERS

President                    Andre Tremblay                             Canadian     President and Chief Executive
                             MICROCELL TELECOMMUNICATIONS INC.                       Officer of Microcell
                             1250 Rene-Levesque Blvd. West                           Telecommunications Inc.
                             Suite 400
                             Montreal, Quebec  H3B 4W8


Treasurer                    Alain Rheaume                              Canadian     Executive Vice-president, Chief
                             MICROCELL TELECOMMUNICATIONS INC.                       Financial Officer and Treasurer
                             1250 Rene-Levesque Blvd. West                           of Microcell Telecommunications
                             Suite 400                                               Inc.
                             Montreal, Quebec  H3B 4W8


Corporate Secretary          Michel Cordeau                             Canadian     Vice-president, Legal Affairs and
                             MICROCELL TELECOMMUNICATIONS INC.                       Corporate Secretary of Microcell
                             1000, de la Gauchetiere Street West                     Telecommunications Inc.
                             25th floor
                             Montreal, Quebec  H3B 4W5

                        MICROCELL TELECOMMUNICATIONS INC.

                         DIRECTOR AND EXECUTIVE OFFICERS

       POSITION WITH                    NAME AND BUSINESS              CITIZENSHIP    PRESENT PRINCIPAL OCCUPATION OR
         MICROCELL                           ADDRESS                                   EMPLOYMENT INCLUDING THE NAME
  TELECOMMUNICATIONS INC.                                                             (PRINCIPAL BUSINESS) AND ADDRESS
                                                                                        (IF DIFFERENT THAN BUSINESS
                                                                                            ADDRESS) OF EMPLOYER

I.   DIRECTORS

Chairman of the Board and    Charles Sirois                             Canadian     Chairman of the Board of Microcell
Director                     TELESYSTEM LTD.                                         Telecommunications Inc.; Chairman
                             1000, de la Gauchetiere Street West                     of the Board and President of
                             25th floor                                              Telesystem Ltd.
                             Montreal, Quebec  H3B 4W5

Director                     Noel Bambrough                                USA       Executive Vice-president and
                             INTACTA TECHNOLOGIES INC.                               Chief Operating Officer of
                             235 Peachtree Street NE                                 Intacta Technologies Inc.
                             2215 North Tower
                             Atlanta, Georgia, 30303 USA

Director                     Andre Bureau                               Canadian     Chairman of the Board of Astral
                             ASTRAL MEDIA INC.                                       Media Inc.
                             2100 Sainte-Catherine Street West
                             Suite 1000
                             Montreal, Quebec  M3M 2T3

Director                     Daniel Cyr                                 Canadian     Vice-president, Corporate
                             TELESYSTEM LTD.                                         Services and Treasurer of
                             1000, de la Gauchetiere Street West                     Telesystem Ltd.
                             25th floor
                             Montreal, Quebec  H3B 4W5

Director                     Michael Cytrynbaum                         Canadian     Chairman of the Board of Look
                             FIRST FISCAL MANAGEMENT INC.                            Communications Inc.
                             1040 - 885 West Georgia Street
                             Vancouver, British Columbia
                             V6C 3E8

Director                     Bruno Ducharme                             Canadian     President and Chief Executive
                             TELESYSTEM INTERNATIONAL WIRELESS INC.                  Officer of Telesystem
                             1000, de la Gauchetiere Street West                     International Wireless Inc.
                             16th floor
                             Montreal, Quebec  H3B 4W5

Director                     Bernard Lamarre                            Canadian     Chairman of the Board of Groupe
                             GROUPE BELLECHASE SANTE INC.                            Bellechase Sante Inc.
                             4850 Cedar Crescent
                             Montreal, Quebec  H3W 2H9

Director                     Pierre Laurin                              Canadian     Executive in residence at Ecoles
                             ECOLE DES HAUTES ETUDES COMMERCIALES                    des Hautes Etudes Commerciales
                             3000 chemin de la Cote St-Catherine
                             Montreal, Quebec  H3T 2A7

Director                     Monique F. Leroux                          Canadian     Senior Executive Vice-president
                             QUEBECOR INC.                                           and Chief Operating Officer,
                             112 St-Jacques Street                                   Quebecor Inc.
                             13th floor
                             Montreal, Quebec  H3C 4M8

Director                     Erik Peladeau                              Canadian     Vice-Chairman of the Board of
                             QUEBECOR INC.                                           Quebecor Inc.
                             112 St-Jacques Street
                             6th floor
                             Montreal, Quebec  H3C 4M8

Director                     John W. Stanton                               USA       Chairman, Chief Executive Officer
                             VOICESTREAM WIRELESS CORPORATION                        and Director of VoiceStream
                             3650 131st Avenue SE                                    Wireless Corporation
                             Bellevue, Washington 98006 USA

Director                     Robert R. Stapleton                           USA       President, Chief Operating
                             VOICESTREAM WIRELESS CORPORATION                        Officer and Director of
                             3650 131st Avenue SE                                    VoiceStream Wireless Corporation
                             Bellevue, Washington 98006 USA

Director                     Andre Tremblay                             Canadian     President and Chief Executive
                             MICROCELL TELECOMMUNICATIONS INC.                       Officer of Microcell
                             1250 Rene-Levesque Blvd. West                           Telecommunications Inc.
                             Suite 400
                             Montreal, Quebec  H3B 4W8


  POSITION WITH MICROCELL               NAME AND BUSINESS              CITIZENSHIP    PRESENT PRINCIPAL OCCUPATION OR
  TELECOMMUNICATIONS INC.                    ADDRESS                                   EMPLOYMENT INCLUDING THE NAME
                                                                                      (PRINCIPAL BUSINESS) AND ADDRESS
                                                                                        (IF DIFFERENT THAN BUSINESS
                                                                                            ADDRESS) OF EMPLOYER

II.   EXECUTIVE OFFICERS

President and Chief          Andre Tremblay                           Canadian       President and Chief Executive
Executive Officer            MICROCELL TELECOMMUNICATIONS INC.                       Officer of Microcell
                             1250 Rene-Levesque Blvd. West                           Telecommunications Inc.
                             Suite 400
                             Montreal, Quebec  H3B 4W8

Chairman of the Board        Charles Sirois                           Canadian       Chairman of the Board of Microcell
                             TELESYSTEM LTD.                                         Telecommunications Inc.; Chairman of the Board
                             1000, de la Gauchetiere Street West                     and President of Telesystem Ltd.
                             25th floor
                             Montreal, Quebec  H3B 4W5

Executive Vice-president,    Alain Rheaume                            Canadian       Executive Vice-president,
Chief Financial Officer      MICROCELL TELECOMMUNICATIONS INC.                       Chief Financial Officer and
and Treasurer                1250 Rene-Levesque Blvd. West                           Treasurer of Microcell
                             Suite 400                                               Telecommunications Inc.
                             Montreal, Quebec  H3B 4W8

Executive Vice-president,    Jacques Paquin                           Canadian       Executive Vice-president, MIS and
MIS and Chief Information    MICROCELL TELECOMMUNICATIONS INC.                       Chief Information Officer of
Officer                      1250 Rene-Levesque Blvd. West                           Microcell Telecommunications Inc.
                             Suite 400
                             Montreal, Quebec  H3B 4W8

Vice-president, Legal        Michel Cordeau                           Canadian       Vice-president, Legal Affairs and
Affairs and Corporate        TELESYSTEM LTD.                                         Corporate Secretary of Microcell
Secretary                    1000, de la Gauchetiere Street West                     Telecommunications Inc.
                             25th floor
                             Montreal, Quebec  H3B 4W5

                                    SIGNATURE



         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 22, 2000



                                        MICROCELL TELECOMMUNICATIONS INC.



                                        By: /s/ ANDRE TREMBLAY
                                            ------------------------------------
                                            Name: Andre Tremblay
                                            Title: President and Chief
                                                   Executive Officer


                                        MICROCELL CAPITAL II INC.



                                        By: /s/ ANDRE TREMBLAY
                                            ------------------------------------
                                            Name: Andre Tremblay
                                            Title: President

                                 EXHIBIT INDEX


Exhibit
Number                        Description
------                        -----------

    7.1       Joint Filing Agreement